Exhibit 99.4

STEVANATO GROUP S.P.A.

REPORT OF THE AUDIT COMMITTEE

TO THE SHAREHOLDERS

ON THE ACTIVITIES CARRIED OUT

IN THE FINANCIAL YEAR 2025

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

On May 28, 2021, following the approval of the by-laws (the “By-Laws”), Stevanato Group S.p.A. (the “Company” or “Stevanato”) adopted the one-tier system of corporate governance pursuant to articles 2409-sexiesdecies and subsequent of the Italian Civil Code (the “Civil Code”), which provides for the Company’s direction and internal control activities to be carried out, respectively, by the Board of Directors and by the Audit Committee (Comitato per il controllo sulla gestione; the “Committee”) established within the Board of Directors.

According to the provisions of law, the Committee shall supervise the adequacy of the Company’s organizational structure, the internal control system and the administrative and accounting system, as well as its suitability to present fairly the Company’s management facts, and perform the additional tasks entrusted to it by the Board of Directors, with particular regard to the relations with the audit firm in charge of the statutory audit (the “Audit Firm”).

Pursuant to the By-Laws and following the listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE” and the “Listing”), the Committee shall also exercise the role of the “Audit Committee” pursuant to US laws and regulations and the NYSE Listing Rules applicable to the Company.

In accordance with such provisions, on June 16, 2021, the Board of Directors adopted the Committee’s charter (the “Charter”), which provides that the Committee shall carry out, inter alia, the supervision and control of (i) business processes and procedures, with particular regard to the internal control and market information processes and to the risk management policies adopted by the Company; (ii) the financial information provided by the Company; and (iii) the activity and independence of the Audit Firm. On August 4, 2025, the Audit Committee revised the Charter following the merger of the ESG Committee into the Committee..

Special functions are also assigned to the Committee by the Charter and by the policy on transactions with related parties approved by the Board of Directors on July 2, 2021 (the “Related Parties Policy”), with regard to, inter alia, (i) the appointment and determination of the compensation to be granted to the Audit Firm, (ii) the design of the policy and procedures for employees’ reporting of objectionable facts (so-called “whistleblowing procedures”), and (iii) the approval of transactions to be entered into with related parties and of amendments to the Related Parties Policy. In 2025 the Audit Committee carried out the annual review of the Related Parties Policy confirming the contents, the updated version has been published on the Company website. .

This report – prepared in accordance with the Italian law and submitted to the Shareholders’ Meeting convened for 26 May 2026– provides a brief description of the supervisory activities carried out by the Committee in the period from January 1, 2025, to December 31, 2025 (2025 financial year ending date) (the “Report”).

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1.	COMPOSITION AND MEETINGS OF THE COMMITTEE.

On May 23 May 2025, the Board of Directors appointed as members of the Committee Mr. William Federici, Mr. Luciano Santel Ms. Elisabetta Magistretti and Ms. Sue-Jean Lin.

All of the Committee members meet the requirements of independence set out in Article 2399 of the Civil Code, as well as the additional independence and financial competence requirements set out by the US and NYSE regulatory provisions applicable to the Company.

In such respect, the Board of Directors determined that Mr. William Federici, Mr. Luciano Santel, Ms. Elisabetta Magistretti and Ms. Sue-Jean Lin are “audit committee financial experts” as defined by the SEC rules and meet the financial experience requirement set forth by the NYSE Listing Rules. Moreover, in accordance with article 2409-octiesdecies, paragraph 3, of the Civil Code, Ms. Elisabetta Magistretti is a certified accountant and, therefore, is enrolled with the Italian Registry of Statutory Auditors established at the Ministry of Economy and Finance pursuant to Legislative Decree no. 39/2010.

In 2025, the Committee appointed Mr. William Federici as Chairman.

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

In 2025 six meetings of the Committee were held, attended by, in addition to the members of the Committee, the following persons: the Chief Executive Officer (Mr. Franco Stevanato), the Chief Financial Officer (Mr. Marco Dal Lago), the Chief Information Officer (Mr. Lorenzo Bendinelli), the General Counsel, Senior Vice President, Company Secretary (Mr. Douglas J. Bruno), the Chief Communication and Investor Relations Officer (Ms. Lisa Miles), the Internal Auditor Senior Director (Ms. Andrea Damian), the Senior Director, Group Planning & Control (Mr. Diego Benatti), the Consolidation and Administration Senior Director (Ms. Silvia Stella), the Treasury Senior Director (Mr. Giuliano Dalla Cia), the Tax Senior Director (Mr. Marco Toniolo), the CEO Chief of Staff/Internal Communication Manager (Ms. Elisabeth Marin), the Director Legal (Ms. Leila Petrelli), the Compliance Director (Claudia Costa), as well as the auditors responsible for the auditing of the Company’s financial statements of appointed at the Shareholder meeting of May 24, 2023, by the Audit Firm PricewaterhouseCoopers S.p.A. (Mr. Luca Meneguz, Davide Silvestrelli and Mr. Scott Cunningham).

Below is attached a table with an indication of the number of meetings attended:

Partecipants	Number of meetings	Percentage of attendance

William Federici	6	100

Fabio Buttignon*	4	66,6

Luciano Santel	6	100

Elisabetta Magistretti**	2	33,3

Sue-Jean Lin**	2	33,3

CEO	6	100

CFO	6	100

CIO	5	83,3

General Counsel, Senior Vice President, Company Secretary	6	100

Chief Communication and Investor Relations Officer	6	100

Internal Auditor Senior Director	6	100

Senior Director, Group Planning & Control	4	66,6

Consolidation and Reporting Senior Director	6	100

Treasury Senior Director	1	16,6

Tax Senior Director	2	33

CEO Chief of Staff/Internal Communication Coordinator	1	16,6

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

Legal Director	6	100

Compliance Director	5	83,3

PwC S.p.A.	6	100

**Fabio Buttignon no longer served as Audit Committee and BoD Member effective from May 2025

**Ms. Elisabetta Magistretti and Sue-Jean Lin were appointed as Audit Committee Member on May 23, 2025, and attended all of the 2025 Audit Committee meetings held after his appointment.

The members of the Committee also took part in the following meetings of the Board of Directors (during the reporting period of this Report), as well as in the meetings of the other Committees of which they are members, namely:

- Mr. William Federici at six (6) Board of Directors meetings, and seven (7) Business & Strategy Committee meetings; and

- Mr. Fabio Buttignon at three (3) Board of Directors meetings and three (3) ESG Committee Meeting; and

- Mr. Luciano Santel at five (5) Board of Directors meetings, three (3) meetings of the Nominating & Corporate Governance Committee and seven (7) meetings of the Business & Strategy Committee; and

- Ms. Elisabetta Magistretti at four (4) Board of Directors meetings; one (1) ESG Committee Meeting and five (5) meetings of the Business & Strategy Committee; and

- Ms. Sue-Jean Lin at four (4) Board of Directors meetings, one (1) ESG Committee Meeting, five (5) meetings of the Business & Strategy Committee

2.	GENERAL OBSERVATIONS.

The Committee obtained adequate information on the activities carried out by the Company, on the general economic performance and the foreseeable development of its operations, as well as on the financially most significant transactions carried out by the Company in the financial year 2025, including those carried out through companies directly or indirectly controlled (these companies, together with the Company, the “Group”), by (i) participating in the meetings of the Board of Directors, (ii) periodically meeting the Company’s executive directors, the Chief Financial Officer and the other managers mentioned in the previous paragraph, the Audit Firm, and (iii) examining the documentation submitted to, or specifically requested, by the Committee.

3.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE ORGANISATIONAL STRUCTURE OF THE COMPANY AND OF THE GROUP.

In accordance with the provisions of article 2409-octiesdecies, paragraph 5, of the Civil Code, the Committee supervised, within its duties and responsibilities, the adequacy of the organizational structure of the Company.

Through a series of meetings with the Executive Chairman of the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Information Officer, the Group Planning and Control Senior Director, the General Counsel, the Consolidation and Reporting Senior Director, the Internal Audit Senior Director, the Committee carried out an assessment of the organizational structure of the Company and the Group, paying particular attention to the adequacy and effective functionality of the various operational and control functions and to the adequacy of risk management mechanisms.

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

Following the recent growth of the Company and, particularly, the Listing process, the organizational structure of the Company and the Group underwent significant changes, the implementation of which the Committee has constantly monitored.

The most relevant organizational change for 2025 has been the shift from a Regional Organization to a Business Unit Organizational Model, which occurred in April 2025. Alongside centralized Corporate functions and Shared Services that are designed to provide a centralized support and to foster integration, the new organization established three Business Units (DCS, DDS&IVD, Engineering) with full Profit and Loss responsibility. This shift impacted the entire organization and included the introduction and appointment of new roles, as well as related departments reorganization, that are not mentioned here in the details for the benefit of simplification. At the moment of the reorganization, the first reporting line to the CEO was comprised of:

-	President, DCS Business Unit and Shared Services – new role in the organization

-	President, DDS&IVD Business Unit – new role in the organization

-	President, Engineering Business Unit – new role in the organization

-	Chief Business & Strategy Officer – new role in the organization

-	Chief Communication and Investor Relations Officer – new role in the organization

-	Chief Human Resources Officer – role already present in the organization

-	Chief Financial Officer – role already present in the organization

4.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM OF THE COMPANY AND THE GROUP.

4.1.	SUPERVISION OF THE ADEQUACY OF THE INTERNAL CONTROL SYSTEM.

Currently, the Company’s control structure consists of:

•

controls operating at the group or subsidiary level, such as definition of the delegated powers, the segregation of duties, formalization of internal policies relating to business processes and allocation to various employees of the access rights for the use of the information technology systems adopted in each Group company;

•

controls operating at the process level, such as internal procedures, operating rules, authorization flows, reconciliations, management reviews, etc. This category includes controls concerning operational processes relating to the financial reporting and the financial statements closing process, as well as controls carried out by specific business functions. From time to time, these controls may be qualified as:

-	preventive, i.e. intended to prevent unintentional errors or fraud that could result in significant errors that would have a significant impact on financial reporting (material misstatement); or

-	monitoring / investigative (detective), i.e. designed to verify that any errors or fraud have not occurred / have not been implemented; and

-	manual, if personally executed by an operator; or

-	automatic, if designed within the IT applications supporting business activities.

The Company’s internal control system comprises the following high-level roles:

•

the governing body, which delegates responsibility and provides resources to management for achieving the objectives of the organization, maintains oversight of compliance with legal, regulatory, and ethical expectations, set the tone of the top and related culture promoting ethical behaviour and accountability,

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

engages with stakeholders to monitor their interests and communicate transparently on the achievement of objectives;

•

management level (first and second line roles) with the accountability for executing the controls identified to mitigate risks related to day-by-day activities included in the processes they are responsible. Moreover, the management is responsible for establishing and maintaining appropriate structures and processes for the management of operations and risks (including internal control), ensuring compliance with legal, regulatory, and ethical values. These functions, among others, include Compliance, Legal & Corporate Affairs, Quality, HSE & Sustainability)

•

internal audit, which provides independent and objective assurance and advice to management and the governing body on the adequacy and effectiveness of governance and risk management (including internal control) to support the achievement of organizational objectives and to promote and facilitate continuous improvement, on the basis of a risk-based approach. Internal audit cooperates with external assurance providers, such as external auditors providing additional assurance in order to meet legislative and regulatory expectations to protect the interests of stakeholders.

The Committee monitored the adequacy and effectiveness of the internal control system through periodic meetings and discussions with the Chief Executive Officer, the Chief Financial Officer, the Internal Audit Senior Director, as well as the Audit Firm and the Management of AFC, IT and Legal areas.

Since the Company became a U.S. listed company, and therefore subject to the reporting requirements of the Sarbanes-Oxley Act, management has been working on the compliance of the internal control system over financial reporting. Activities have included, considering adequate priorities, the following areas: i) risk assessment and scoping activities aimed at identifying risks relevant for the Group; ii) formalization of risk and control matrices for the identified companies and processes, including the definition of Information Technology General Controls for the systems considered relevant for the disclosure of our financial statements; and iii) implementation of adequate monitoring activities, including testing activities to verify the effectiveness of the established internal control framework.

In light of the material weaknesses identified based on the assessment performed as of December 31, 2024, during the course of 2025, under the supervision of the Committee, Company management continued to execute and further enhance the previously designed remediation plan, with the objective of fostering a strong internal control culture, completing the corrective actions already in progress, and implementing the desired remediation initiatives.

In particular, during 2025 the Company effectively implemented the design of controls for processes deemed relevant from both a business process and IT perspective, thereby consolidating the overall internal control framework to be adopted. The majority of design deficiencies were remediated through the introduction of automated workflows and increased focus on the adequacy of supporting documentation for management review and approval controls. Similarly, the reassessment of the segregation of duties model was completed, resulting in a reinforced framework from both an organizational and IT perspective, aimed at improving the quality of system-generated information and the effectiveness of internal control activities. In addition, dedicated training programs were completed, together with targeted support activities for control owners, with particular focus on proper documentation of control activities, review attributes, and the controls necessary to ensure the accuracy and completeness of relevant information used. The Committee was regularly updated on the progress of the remediation activities through the establishment of an Internal Controls Steering Committee, which met on a monthly basis with the involvement of key internal stakeholders governing the internal control framework, top management, external consultants, and the external auditor.

As of December 31, 2025, the internal control system was evaluated for effectiveness based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Despite the progress achieved, the assessment activities identified the existence of certain material weaknesses in the internal control system, primarily attributable to a control environment that is not yet fully effective, also due to the not yet sufficient level of experience of certain personnel involved in the operation of internal controls. Additional deficiencies were identified with respect to the formalization and documentation of controls in certain areas, including manual journal entries and the period-end close controls at the individual entity

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

level, as well as controls over information systems, particularly related to program change management and user access controls.

In particular, the identified material weaknesses have been reported and discussed with the Audit Committee and disclosed in “ITEM 15 – CONTROLS AND PROCEDURES” at page 152 and following in the 20-F, filed on March 4, 2026.

The Audit Committee has not identified any other significant issues to report.

4.2.	SUPERVISORY ACTIVITIES ON THE ADEQUACY OF THE RISK MANAGEMENT SYSTEM.

Currently, the Company has in place a formalized risk management process with reference to the legal and financial risks. The Company’s overall risk management and control system has been enhanced and will be continuously improved as per the activities with regard to SOX projects.

Pending the definition of a more structured risk management system, the Committee has examined the most important operations carried out by the Group during the reporting period of this Report and assessed the risks associated with them and their management.

The Committee examined in particular:

I.

The impairment test on goodwill and other indefinite-life intangible assets carried out by the management, according to the principles established by the International Accounting Standard Board (IASB) in IAS 36 “Impairment of Assets”.

II.

Appointment of Supervisory Body pursuant to Legislative Decree no. 231/2001. The Committee members received an update regarding the expiration of the Supervisory Body and the proposal of renewal of the Supervisory Body in the current composition. The Committee expressed a favorable opinion and recommended the appointment of such Supervisory Body.

4.3.	SUPERVISION OF THE PROCESSES OF VERIFYING THE COMPLIANCE OF THE ACTIVITIES OF THE COMPANY AND THE GROUP WITH APPLICABLE REGULATIONS.

Compliance of the Company’s and the Group’s activities with applicable regulations is ensured by the controls carried out by the Compliance Director, Internal Audit, Legal & Corporate Affairs functions indicated in paragraph 4.1 above as well as by the Supervisory Body (Organismo di Vigilanza) established pursuant to Italian Legislative Decree no. 231/2001.

It must be highlighted that the Company has adopted an organizational and management model aimed at preventing the commission of offences that may involve a liability of the Company pursuant to Legislative Decree no. 231/2001 (the “Model 231”). Model 231 consists of:

•

a general section containing a description of the contents of Legislative Decree no. 231/2001, the system of attribution of powers adopted by the Company, the communication and training plans in place in respect to Model 231, the sanctions provided in case of commission of offences relevant for Legislative Decree no. 231/2001, and the principles of operation of the Supervisory Body;

•

several special sections, one for each category of offences relevant for Legislative Decree no. 231/01, containing a description of such offences, of the business processes which are to be considered “sensitive” in relation to the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and the general principles of conduct in relation to individual offences;

•

two annexes containing a description of (i) the control protocols provided for each “sensitive activity”, aimed at limiting the risk that offences relevant for Legislative Decree no. 231/2001 are committed, and (ii) the flow of information which must be provided to the Supervisory Body.

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

The crime-risk assessment process defined by Model 231 considers, for each type of crime provided for by the aforementioned Legislative Decree no. 231/2001, the business processes (so-called “sensitive activities”) in which there is a risk of commission of such offences. For each process, the model requires identification of the functions involved and among them the responsible one, an assessment of the crime-risk on the basis of criteria such as the probability and severity of the occurrence of the relevant offences and on the basis of the controls provided for the process considered. The identification and analysis of “sensitive activities” - which is carried out in event of substantial changes of both organizational and regulatory nature - implies the direct involvement of all managers and employees who, with reference to the specific process, have significant decision-making and management autonomy.

Model 231 also provides for a system of information flows and a planning of control activities allowing the Supervisory Body to promptly verify the state of effectiveness and implementation of Model 231 and the adequacy, over time, of the crime-risk assessment process.

During calendar year 2025, , the Supervisory Body carried out several audits concerning the operation of Model 231, by interviewing the management of the Company directly involved on the topics investigated and by examination of documentation made available.

According to the Annual Plan of Activities and Controls - Year 2025 Supervisory Body carried out audit on the following sensitive processes and “risk-offence areas”:

•	audit of the sensitive process related to procurement;

•	audit of the sensitive process related to the management of M&A transactions;

•	audit of the sensitive process related to relations with suppliers;

•	audit of the risk-offence area related to the financial statements’ preparation process;

•	meeting with the Internal Auditor on the results of control activities concerning corporate and tax offences pursuant to Articles 25-ter and 25-quinquiesdecies of Legislative Decree 231/2001.

With reference to the information flows, the Supervisory Body sent to head of the relevant function the “Form for the periodic reporting of relevant events”, collecting relevant feedback. The feedback received from the Supervisory Body did not highlight any noteworthy reports.

With regard to further compliance control processes, the Company, during 2025, continued its efforts in the implementation, monitoring, and training activities related to the Policies adopted at Group level, such as Whistleblowing Policy, Anti-Bribery Anti-Corruption, Anti-Discrimination policy, Privacy Master Policy, Model 231.

5.	SUPERVISION OF THE ADMINISTRATIVE AND ACCOUNTING SYSTEM OF THE COMPANY AND OF THE GROUP - CONTROL OF THE COMPANY’S FINANCIAL INFORMATION.

The Committee reviewed, and assessed, in reliance on external and internal experts, including the Audit Firm, and the management of Stevanato Group, the adequacy of the financial information closing process and of the accounting-administrative system, and the reliability of the latter to fairly represent in all material respects the financial position and results of operations of Stevanato.

The Committee took also note of the opinions issued by the Company’s Chief Executive Officer and Chief Financial Officer with regard to the adequacy and effective application of the administrative and accounting procedures in the preparation of the financial statements and consolidated accounts for the financial year ended on December 31, 2025.

Moreover, the Committee reviewed the financial results for the first quarter 2025, the financial results for the second quarter of 2025 and the first half of 2025, the financial results for the third quarter of 2025, and the financial results for the fourth quarter of 2025 and entire financial year 2025, as well as the documentation relating to the publication of

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

such results, including financial guidance. The documentation in question – prepared by the management and reviewed by the Audit Firm – was presented to the Committee by the Chief Financial Officer and the Consolidation and Reporting Manager. The Forms 6-K and 20-F filed with the SEC, consisting of the notes to the consolidated financial statements and the management discussion and analysis (MD&A), - respectively, reviewed or audited by the Audit Firm and reviewed by the Senior Vice President, General Counsel and Company Secretary - were also reviewed by the Committee.

The Committee reviewed also the press releases, commentary and presentations issued or made by the Senior Vice President Investor Relations and reviewed by the Senior Vice President, General Counsel and Company Secretary in order to assess their consistency with the Forms 6-K filed with the SEC.

Following their examination, also based on the on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee considered appropriate to recommend to the Board of Directors the approval of the results for (i) the first quarter of 2025; (ii) the second quarter of 2025 and the first half of 2025 (iii) the third quarter of 2025 and (iv) on the fourth quarter 2025 and the full year 2025, and of the Forms 6-K and 20-F respectively, as well as the related press releases prepared commentary and presentations.

6.	AUDIT ACTIVITIES AND INDEPENDENCE OF THE EXTERNAL AUDITOR.

On May 24, 2023, the Ordinary Shareholders’ Meeting of the Company appointed PricewaterhouseCoopers S.p.A. as the Company’s External Auditor for the auditing of the Company’s and the consolidated Financial Statements, and the performance of the further tasks and activities relevant to Stevanato to be conducted by the External Auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, in accordance with the terms and conditions of the offer submitted by PricewaterhouseCoopers S.p.A. on February 7, 2023.

In particular, the mentioned offer envisaged an annual compensation amounting, as far as the Company alone is concerned, to: Euro 591,000.00 for the financial year 2023; Euro 595,000.00 for the financial year 2024; and Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses.

Such compensation convers the auditing and verification activities that PricewaterhouseCoopers S.p.A. is required to carry out, pursuant to Sec. 404 of the Sarbanes-Oxley Act, on the internal controls over the financial reporting process for the consolidated financial statements with respect to different companies belonging to the Stevanato Group.

The costs for such tasks and activities – carried out by PwC and other audit firms belonging to PwC’s international network – were borne by Stevanato until the shareholders’ meeting held on May 22, 2024.

Following several exchanges with PricewaterhouseCoopers S.p.A. beginning in 2023 on grounds of relevance and in light of the companies within PwC’s network that actually carry out the above auditing and verification activities, that part of such costs are borne by the Stevanato’ s subsidiaries to which they relate, instead of by Stevanato, without prejudice to the scope of the overall audit activities carried out to the benefit of the Stevanato Group.

Consequently, on December 11, 2023, PricewaterhouseCoopers S.p.A. submitted an offer to the Company to amend the terms and conditions of the audit appointment previously in force In particular such offer covered the performance of the following auditing activities for the financial years 2023, 2024 and 2025 to the benefit of Stevanato alone:

(i)	statutory audit of the financial statements of Stevanato (including periodic verification of regular bookkeeping, in accordance with Legislative Decree no. 39/2010);

(ii)	statutory audit of the consolidate financial statements of Stevanato Group;

(iii)	audit of the financial statements included in Form-20 prepared in accordance with the regulations issued by the SEC;

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

(iv)

audit of the internal controls over the consolidated financial reporting process of the Stevanato Group pursuant to section 404 of the Sarbanes-Oxley Act (the “SOX Services”), limited to the activities that will be carried out on Stevanato, Nuova Ompi S.r.l. and Spami S.r.l.;

(v)

review of the consolidated interim financial statements for the years 2023 (limited to the quarterly financial results as of 30 June 2023 and 30 September 2023), 2024 and 2025, in accordance with PCAOB AS 4105 Reviews of Interim Financial Information;

(vi)

with reference to financial year 2023, SOX Services limited to the audits to be carried out on SG Denmark and Ompi N.A. S de RL de CV, and to financial years 2023 and 2024, SOX Services limited to the audits to be carried out on Balda C. Brewer Inc. and Ompi of America Inc., together with the full-scope audit with materiality threshold of the consolidation packages of the these subsidiaries.

The annual compensation to be paid in connection with the performance of the of the auditing activities was equal to Euro 538,000.00 for the financial year 2023, Euro 437,000.00 for the financial year 2024, and Euro 383,000.00 for the financial year 2025, plus VAT and other applicable expenses.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Charter of Stevanato’ s Audit Committee, at the meeting of April 9, 2024, the Audit Committee expressed a positive opinion on the offer presented by PwC on December 11, 2023.

In light of the above, pursuant to Article 13 of Italian Legislative Decree no. 39/2010, the shareholders’ meeting held on May 22, 2024, on a substantiated proposal of the Audit Committee, resolved to (a) amend the engagement granted to PwC by means of the resolution adopted by the shareholders’ meeting held on May 24, 2023 and, consequently, (b) amend the annual compensation granted to PwC by means of the aforementioned shareholders’ meeting’s resolution, in accordance with the terms and conditions better detailed above.

That being said, and without prejudice to the above, on February 5, 2025, PwC submitted an offer to the Company for the purpose of the increase of the compensation provided for in connection with the current audit appointment, considering the complexity and the amount of resources that the auditing and verification activities relating to Stevanato and Stevanato Group have proven to require as compared to what was originally estimated, especially in relation to SOX Services.

In particular, said offer envisages a fixed increase of the compensation due to PwC equal to additional Euro 255,000.00 (plus VAT) for the auditing of the Company’s financial statements and consolidated financial statements, as well as the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, performed and to be performed in the financial years 2023, 2024, and 2025 - save for any extraordinary events, such as, for example, extraordinary transactions and/or acquisitions and/or other changes that may result in a significant change in the scope of activities to be performed by PwC.

Said offer also provides for a reduction in the compensation due to the company belonging to the PwC network performing the auditing and verification activities on the financial statements of the subsidiary Ompi N.A. S. de R.L. de C.V. in relation to 2024 (respectively, “PwC Mexico” and “Ompi Mexico”), considering the cessation of the obligation to carry out the statutory audit over the financial statements of Ompi Mexico. As a result of this reduction, the relevant fee due is reduced from Euro 65,000.00 to Euro 52,000.00 and, although the statutory auditing and verification activities for the financial years 2024 and 2025 will be performed by PwC Mexico, the aforementioned fee will be invoiced by PwC to the Company as such activities relate to the auditing of the Company’s consolidated financial statements.

In compliance with the provisions of Legislative Decree No. 39/2010, as well as the SEC and PCAOB regulations applicable to the Company, and in accordance with the Audit Committee Charter, the Audit Committee expressed a positive opinion on the offer submitted by PwC on February 5, 2025 the Audit Committee issued the Substantiated proposal of the Audit Committee for the shareholders to resolve upon item 5 on the agenda for the Ordinary Shareholders’ Meeting of the Company : “Increase of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

In particular, the Audit Committee considered it advisable that Stevanato accepts the offer submitted by PwC on February 5, 2025, as the increase of the compensation requested by PwC in connection with the auditing activities summarized above is adequate in light of the complexity of the activities to be carried out by the external auditor, the effort required, and the relevant responsibilities

In light of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, as resolved at the Audit Committee’s meeting of February 4, 2025, we submit to you, in relation to item 5 of the agenda of the Ordinary Shareholders’ Meeting convened on May 22, 2024, the proposal to:

increase the compensation granted to the audit firm PricewaterhouseCoopers S.p.A. by means of the resolution adopted by the shareholders’ meeting held on May 24, 2023, as amended by means of the resolution adopted by the shareholders’ ordinary meeting held on May 22, 2024, granting to the same PricewaterhouseCoopers S.p.A., for the auditing of the Company’s financial statements and consolidated financial statements, as well as the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, a further compensation equal to Euro 255,000.00 (plus VAT) for the financial years 2023, 2024 and 2025, as better detailed in the offer submitted by PricewaterhouseCoopers S.p.A. on January 5, 2025 and summarized above.

On October 29, 2025, PwC submitted partial review of performance activities for US company (to be performed by PwC Italy) with consequential review of the remuneration. In addition, PwC provide a review of fee or Ompi N.A.S. de R.L.to € 52.000.

In light of the appointments of the Audit Firm and of the companies belonging to its network made by the Group and of the independence confirmation statement issued by the Audit Firm, the Committee did not find any critical issue in respect to the independence of the latter.

The Committee examined the activities carried out by the Auditor Firm and, in particular, the methods and the auditing approach used for the different significant areas of the financial statements and the audit plan and discussed with the Audit Firm the issues related to business risks and all topics connected to the Listing process.

The Committee was also informed of the audit procedures carried out by the Audit Firm in relation to the accounting system and to the fair presentation of the accounting records, from which no findings or anomalies arose.

7.	OMISSIONS AND OBJECTIONABLE FACTS - OPINIONS ISSUED.

During the reporting period of this Report, also based on the controls carried out by, and on the discussions with, the Audit Firm, the external legal counsels, and the management of Stevanato, the Committee found no violations of applicable laws or regulations, irregularities, omissions or other objectionable acts made by the Company, by other Group companies or their directors or employees to be reported to the shareholders’ meeting.

In the same period, the Committee was not notified or made aware, pursuant to article 2408 of the Civil Code or otherwise, of any complaints or reports from directors, shareholder, employees of the Company or the Group or third parties in relation to irregularities, omissions, or other objectionable facts.

No opinion required under legal, regulatory or market regulations and/or the Charter was issued by the Committee during the financial year 2025.

8.	SUPERVISION OF RELATED PARTY TRANSACTIONS.

Stevanato Group S.p.A. Report of the Audit Committee to the Shareholders On the Activities Carried Out in the Financial Year 2025

In preparation for the Listing and with regard to the form F-1 to be filed with the SEC, the management performed an assessment to identify any potential parties related with the Group. The above-mentioned form - which includes the Company’s identified related parties and of the significant transactions—was reviewed and verified by the Audit Firm and by the external legal counsel.

During year 2025 the Company updated the identification of related parties, , and the Company’s management oversaw the transactions and the commercial relationships with third parties in order to detect any other potential related party. Such process was controlled also by the Audit Firm, to the extent required by its duties and responsibilities, to ensure the completeness of the monitoring activities performed by the management.

Information on the main related party transactions carried out in the financial year 2025, as well as a description of their characteristics and their effects on the financial position and results of Stevanato, were adequately disclosed and illustrated in the notes to the consolidated financial statements and to the financial statements of Stevanato for the financial year 2025 (as part of the note “Disclosure on transactions with related parties”), as well as in the report of the Directors for the same financial year.

During the reporting period of this Report, the Committee was not made aware of any further transactions with related parties, nor did it receive information in this regard from the Executive Directors, the CFO or other managers of the Company or the Group, or the Audit Firm.

April 9, 2026	On behalf of the Management Control Committee

The Chairman – William Federici